Exhibit 4.9

Amendment to 1999 Stock Option Plan

By way of a resolution adopted through a unanimous written consent by the Corporation’s board of directors, without shareholder action, on January 22, 2004, the section entitled “Automatic Awards to Non-Employee Directors” of the Corporation’s 1999 Stock Option Plan was amended and restated in its entirety to read as follows:

“AUTOMATIC AWARDS TO NON-EMPLOYEE DIRECTORS

Each non-employee director of the Company and each non-employee director of any subsidiary of the Company designated by the Committee will receive an automatic Award of NQSOs following the first annual meeting of the shareholders of the Company that is held after such director is elected to be a member of the Company’s board of directors and/or a member of the board of directors of a subsidiary of the Company designated by the Committee. Currently, the only subsidiary designated for participation in the Plan is Heritage Bank & Trust. The amount of shares covered by each automatic Award will be determined in the sole discretion of the Committee. The exercise price of the non-employee director automatic Awards will be 120% of the fair market value of the shares on the Award date. Unless the Committee determines otherwise, each such Award will become vested and exercisable on the third anniversary of the Award date, and each such Award will be forfeited to the extent it is not vested and exercisable if the director to which awarded resigns, fails to be reelected as a director, dies or becomes disabled. Except as otherwise described in this section, automatic Awards to non-employee directors are generally subject to the same terms and conditions as other Awards under the Plan.”

/s/ Stephen A. Johnsen	Dated:	January 22, 2004
Stephen A. Johnsen, Secretary